May 6, 2025

David J. Sailer
Executive Vice President and Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
4830 North Loop 1604 West, Suite 111
San Antonio, TX 78249

        Re: Clear Channel Outdoor Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Item 2.02 Form 8-K filed May 1, 2025
            File No. 001-32663
Dear David J. Sailer:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Statements of Loss, page 49

1. Please tell us your consideration of separately presenting revenue and direct operating expenses associated with tangible products, services and leasing activities, if they represent more than 10% of total revenue in any period presented. Revenue for items that represents less than 10% of total revenue may be aggregated with revenue for other items that also represents less than 10% of total revenue. Direct operating expenses should be combined in the same manner as the related revenue. Refer to
       Rules 5-03.1 and 5-03.2 of Regulation S-X.
 May 6, 2025
Page 2

Note 3 - Dispositions and Discontinued Operations
Discontinued Operations, page 60

2. Please tell us your consideration of disclosing the total operating and investing cash flows, the depreciation and amortization, and significant operating and investing noncash items of the discontinued operation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported. Refer to ASC 205-20-50-5B(c).
Item 2.02 Form 8-K filed May 1, 2025
Adjusted EBITDA, page 5

3. Your presentation of total segments adjusted EBITDA on page 5 appears to be a non-
       GAAP measure and should be reconciled to its most directly comparable
GAAP
       measure. However, once reconciled it would appear such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for corporate expenses appears to present a non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your earnings releases. Refer to Item 10(e)(1)(i)(B) of
       Regulation S-K and Questions 104.04 and 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services